Exhibit 1

Compugen Announces GPCR Ligand Discovery and License Option
Agreement with Merck

Tel Aviv, Israel – January 14, 2008 – Compugen Ltd. (NASDAQ: CGEN) announced today a collaboration with Merck & Co., Inc., Whitehouse Station, New Jersey, targeted at predicting peptides likely to activate selected G-protein coupled receptors (GPCRs) and validating their agonistic activity. The agreement includes an option to Merck for exclusive worldwide licenses for such peptides – on a peptide by peptide basis – covering the development and commercialization of therapeutic products.

“We are very pleased that our first collaboration based on this capability is with Merck, one of the world’s leading research-based pharmaceutical companies,” stated Alex Kotzer, President and Chief Executive Officer of Compugen.

About Compugen
Compugen’s mission is to be the world leader in the discovery and licensing of product candidates to the drug and diagnostic industry. The Company’s powerful discovery engines enable the predictive discovery of numerous potential therapeutics and diagnostic biomarkers. This capability results from the Company’s decade-long pioneering efforts in the deeper understanding of important biological phenomena at the molecular level through the incorporation of ideas and methods from mathematics, computer science and physics into biology, chemistry and medicine. To date, Compugen’s product discovery efforts and its initial discovery engines have focused mainly within the areas of cancer, immune-related and cardiovascular diseases. The Company’s primary commercialization pathway for its product candidates is to enter into milestone and revenue sharing out-licensing and joint development agreements with leading therapeutic and diagnostic companies. Compugen has established an agricultural biotechnology affiliate – Evogene, and a small-molecule drug discovery affiliate – Keddem Bioscience. For additional information, please visit Compugen’s corporate Website at www.cgen.com.

About Compugen’s GPCR Discovery Engine
GPCRs are the largest family of known drug targets, and at least 40% of prescription drugs currently available are thought to act on GPCRs. Compugen’s GPCR discovery engine, one of eight discovery engines disclosed by Compugen to date, incorporates a proprietary model of the “peptidome” – an in silico prediction of all probable human peptides – and utilizes a series of proprietary algorithms to select peptides from this peptidome that are predicted to be GPCR related. Following Compugen’s validation run of the platform, 33 of the peptides predicted to be potential ligands for GPCRs were synthesized, and of these 33, to date eight have been shown to selectively modulate GPCRs of interest.

This press release may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “may”, “expects”, “anticipates”, “believes”, and “intends”, and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are identified and more fully explained under the heading “Risk Factors” in Compugen’s annual reports filed with the Securities and Exchange Commission.

Company contact:
Naomi Rabbie
Corporate Communications Manager
Compugen Ltd.
Email: naomir@cgen.com
Tel: +972-52-598-9894